Exhibit 12.1

Lehigh Gas Partners LP

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Predecessor					Lehigh Gas Partners LP
	Year Ended December 31,				January 1 to October 30, 2012	October 31, to December 31, 2012	Six Months ended June 30, 2013
	2008	2009	2010	2011
Income (loss) from continuing operations before income taxes	$4,840	$5,767	$1,569	$10,689	$2,805	$(1,014)	$9,889

Plus Fixed Charges:
Interest Expense	$10,046	$10,759	$13,271	$12,150	$11,134	$2,355	$5,551
Capitalized Interest	—	—	—	—	—	—	—
Portion of rent expense representative of interest expense	—	—	—	—	—	—	—
Plus income from equity investee	—	—	—	—	—	—	—
Plus amortization of capitalized interest	—	—	—	—	—	—	—
Less capitalized interest	—	—	—	—	—	—	—

Adjusted earnings	$14,886	$16,526	$14,840	$22,839	$13,939	$1,341	$15,440

Fixed charges	$10,046	$10,759	$13,271	$12,150	$11,134	$2,355	$5,551

Ratio of earnings to fixed charges	1.48	1.54	1.12	1.88	1.25	0.57	2.78
Deficiency of earnings to cover fixed charges	—	—	—	—	—	$1,014	—